Natalia Harthorne
Director

Insurance & Risk Management
FMR LLC
245 Summer Street
Boston, MA, 02210
Phone: 617-392-9704
Natalia.Harthorne@fmr.com



February 15, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
         Rule 17g Compliance Filing
         Fidelity Bond Coverage Period: July 1, 2023 – July 1, 2024

To Whom It May Concern:

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for $90M excess of $10M in coverage:

    Chubb Group of Insurance Companies No: 82484869
    Participation: $10M x $10M

    National Union Fire Ins Co of Pittsburgh, PA No: 01-233-98-96
    Participation: $10M x $20M

    ICI Mutual Insurance Company Policy No: 87153323B
    Participation: $10M x $30M

    Allied World Assurance Company, LTD Policy No: C014840/013
    Participation: $10M x $40

    QBE Insurance Corporation Policy No: 130005116
    Participation: $10M x $50M

    Travelers Casualty and Surety Company Policy No: 106547262
    Participation: $10M x $60M

    Continental Casualty Company Policy No: 287042220
    Participation: $10M x $70M

    Starr Indemnity & Liability Company Policy No: 1000059071231
    Participation: $10M x $80M

    Axis Insurance Company Policy No: P-001-000158021-04
    Participation: $5M x $90M

    Zurich American Insurance Company No: FIB 0456717-00
    Participation: $5M x $95M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-24-000003.

Sincerely,

Natalia Harthorne

Enc.

WILLIS TOWERS WATSON NORTHEAST INC
ATTN: Mary Coughlin
PO BOX 210583
DALLAS, TX 75211

INSURED: ALL FIDELITY FUNDS C/O FMR LLC

PRODUCT: *DFIBond*

POLICY NO: 82484869

TRANSACTION: RENL

Insured: ALL FIDELITY FUNDS   Date: August 1, 2023
                C/O FMR LLC

Producer: WILLIS TOWERS WATSON NORTHEAST INC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
           WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
July 1, 2023	82484869	Excess Bond		$ 59,000
To				
July 1, 2024		Renewal		
0% Commission				
			TOTAL	$ 59,000

Chubb Group of Insurance Companies

202B Hall's Mill Road

Whitehouse Station, NJ 08889

NAME OF ASSURED:

ALL FIDELITY FUNDS
C/O FMR LLC
88 BLACK FALCON, 1ST FL,SUITE 167
BOSTON, MA 02210

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

Bond Number: 82484869

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from   12:01 a.m. on July 1, 2023
                            to   12:01 a.m. on July 1, 2024

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY:$10,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 10,000,000

ITEM 5. PRIMARY BOND:

     Insurer: Berkshire Hathaway Specialty Insurance Company

     Form and Bond No. 47-EPF-315882-03

     Limit: $10,000,000

     Deductible: $10,000,000

     Bond Period: July 1, 2023 – July 1, 2024

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
N/A

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
N/A

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary

August 1, 2023

Date

President



Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend
(continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

    a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

    b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

    c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

        (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

        (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

        (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

        (4) any one event not specified above, in c.(1), c.(2) or c.(3).

    d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability *Aggregate Limit Of Liability*	2.	The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

- a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

- b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability	The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3.	This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

- a. facts which may subsequently result in a loss of a type covered by this bond, or

- b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery	4.	In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery *(continued)*		Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured   5.   At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

    a.   submit to examination by the COMPANY and subscribe to the same under oath, and

    b.   produce for the COMPANY'S examination all pertinent records, and

    c.   cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination   6.   This bond terminates as an entirety on the earliest occurrence of any of the following:

    a.   sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

    b.   immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

    c.   immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

    d.   immediately on the dissolution of the ASSURED, or

    e.   immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

    f.   immediately on expiration of the BOND PERIOD, or

    g.   immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity   7.   If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And
Limitations
(continued)

Change Or Modification
Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Effective date of
this endorsement/rider: July 1, 2023

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82484869

Issued to: ALL FIDELITY FUNDS

        C/O FMR LLC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

NAME OF ASSURED: ALL FIDELITY FUNDS
C/O FMR LLC

SHARED AGGREGATE LIMITS ENDORSEMENT

It is agreed that in addition to this Bond, the COMPANY has issued to the ASSURED all Policies and Bonds listed below. It is expressly acknowledged by the ASSURED that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability. Therefore, in consideration of the premium charged:

1.   The COMPANY and the ASSURED agreed that the COMPANY's maximum aggregate limit of liability for all **Loss** under this Bond, and for all payments of **Loss** under all Policies and Bonds listed below, in the aggregate, shall not exceed $10,000,000.

2.   It is agreed that the COMPANY shall have no obligation under this Bond to make any payment of **Loss** to the extent that the amount of such **Loss**, when added to the amount of any **Loss** paid under this Bond and any **Loss** paid under any Policies and Bonds listed below, would exceed $10,000,000. Any payment of **Loss** under any Policies and Bonds listed below shall reduce the Limits of Liability available under this Bond for the payment of any **Loss** during the BOND PERIOD.

3.   If the COMPANY shall have paid **Loss** under this Bond and **Loss** under any Policies and Bonds listed below in an aggregate amount equaling $10,000,000, any and all obligations of the COMPANY under this Bond and the Policies and Bonds listed below shall be completely fulfilled and extinguished, and the COMPANY shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed below.

4.   If a **Loss** is covered by this Bond and one or more of the Policies and Bonds listed below, and if more than one deductible amount applies to such **Loss,** the largest applicable deductible amount shall be the deductible amount applicable to such **Loss**.

Policy/Bond Type	Policy/Bond Number
Mutual Fund D&O	G23656280 016

For the purposes of this Endorsement, **Loss** shall include **Single Loss** as defined in this Bond and any Bond or Policy listed above and **Loss** as defined in any Policy listed above.

THIS ENDORSEMENT DOES NOT INCREASE THE LIMITS OF LIABILITY, AS SET FORTH IN THE DECLARATIONS.

Name and Address of Assured:

ALL FIDELITY FUNDS

C/O FMR LLC
88 BLACK FALCON, 1ST FL,SUITE 167
BOSTON, MA 02210

_____

Signature of Assured's Representative

_____

Position/Title

_____

Date

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 1, 2023   By _____
                                                         Authorized Representative

CHUBB®

**Chubb Producer Compensation
Practices & Policies**

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

This page is intentionally left blank

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)



National Union Fire Insurance Company of Pittsburgh, Pa. ®
A capital stock company

Policy Number: 01-233-98-96   Replacement of: 01-317-28-50

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	ALL FIDELITY FUNDS
Policyholder Address:	C/O FMR LLC See Endorsement No. 3 BOSTON, MA 02210
Policyholder Domicile:	Massachusetts
Insurer Address:	1271 Ave of Americas, FL 37 New York, NY 10020-1304
Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225

Limit of Liability:	$ 10,000,000
Total Underlying Limits:	$ 20,000,000
Policy Period: From:	July 1, 2023
To:	July 1, 2024
Premium:	$ 52,000
	^^

SCHEDULE OF UNDERLYING COVERAGE

Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM			

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address**. Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the **"Followed Policy"** means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM.

1785155

© American International Group, Inc. All rig

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the "**Insurer**") and insureds agree as follows:

INSURING AGREEMENT This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

LIMIT OF LIABILITY The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

NOTICES Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address.**

RIGHTS The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RELIANCE The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

_____ _____ _____
PRESIDENT AUTHORIZED REPRESENTATIVE SECRETARY

_____ _____ _____
COUNTERSIGNATURE DATE COUNTERSIGNATURE LOCATION
(WHERE REQUIRED BY LAW)

WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON STREET
FLOOR 10
BOSTON, MA 02116
1785155

103224 (02/10) -2- American International Group, Inc. All rights r...

SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended as follows:

1. To delete the stated **SCHEDULE OF UNDERLYING COVERAGE** in its entirety and replace it with the following:

SCHEDULE OF UNDERLYING COVERAGE			
Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
* Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-03	$10,000,000 Primary	07/01/2023 to 07/01/2024
Federal Insurance Company	82484869	$10,000,000 Excess of $10,000,000	07/01/2023 to 07/01/2024

2. To delete the Definition of **"Followed Policy"** and replace it with the following:

"**Followed Policy**" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: ALL

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

1785155

<u>ENDORSEMENT#</u> *1*

This endorsement, effective at *12:01AM*   *July 1, 2023*   forms a part of
Policy number *01-233-98-96*
Issued to: *ALL FIDELITY FUNDS*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Product Name: *Excess Edge*

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 001

<u>ENDORSEMENT#</u> 2

This endorsement, effective *at 12:01AM July 01, 2023*   forms a part of
Policy number: *01-233-98-96*
Issued to: *ALL FIDELITY FUNDS*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

TIE-IN OF LIMITS ENDORSEMENT (ABSOLUTE)

In consideration of the premium charged, it is hereby understood and agreed that the combined Limits of Liability of the **Insurer** for all claims both under this policy's **Limit of Liability**, as set forth in the Declarations of this policy, and also under policy no. 01-240-58-16 issued to All Fidelity Funds c/o FMR LLC by National Union Fire Insurance Company of Pittsburgh, Pa. (or any renewal or replacement of such policy or which succeeds such policy in time) ("**Other Policy**"), shall be $10,000,000.

Accordingly, the **Limit of Liability** for loss under this policy shall be reduced by loss incurred under the **Other Policy** because the Limit of Liability under the **Other Policy** is now part of, and not in addition to, the **Limit of Liability** of this policy as set forth in the Declarations of this policy.

Finally, nothing in this endorsement shall be construed to increase the insurer's Limit of Liability set forth in the Declarations of such **Other Policy** which shall remain the maximum liability of the insurer for all claims under such **Other Policy**, or the **Insurer's Limit of Liability** under this policy as set forth in the Declarations of this policy which shall remain the maximum liability of the **Insurer** for all loss in the aggregate under this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 002

ENDORSEMENT# *3*

This endorsement, effective *12:01AM*   *July 1, 2023*   forms a part of
policy number   *01-233-98-96*
issued to *ALL FIDELITY FUNDS*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

POLICYHOLDER ADDRESS AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended to delete the stated **"Policyholder Address"** in its entirety and replace it with the following:

Policyholder Address:	*c/o FMR LLC, 88 Black Falcon Ave,* *First Floor, East Side,* *Suite 167, Mailzone V7E,* *Boston, MA 02210*

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 003

This endorsement, effective *12:01AM*   *July 1, 2023*   forms a part of
policy number   *01-233-98-96*
issued to *ALL FIDELITY FUNDS*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
103496	11/09	SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
120236	08/15	TIEIN OF LIMITS ENDORSEMENT (ABSOLUTE)
103428	11/09	POLICYHOLDER ADDRESS AMENDATORY ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 004



CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: _01-233-98-96_   Date: _____

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

ALL FIDELITY FUNDS _____

_____

_____

Contact Person: _____

Title: _____

Phone: _(_____)_____ - _____Ext _____

eMail: _____ @ _____

_____

Case or Claimant Name: _____

_____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

_____

_____

Insurance Broker/Agent: _WILLIS TOWERS WATSON NORTHEAST INC_ _____

Address: _75 ARLINGTON STREET, FLOOR 10_ _____

Address: _BOSTON, MA 02116_ _____

Contact: _MARY COUGHLIN_ _____   Phone: _____

eMail: _mary.coughlin@willistowerswatson.com_ _____

_____

Send Notice of Claims to: AIG   Phone: (888) 602- 5246
                               Financial Lines Claims   Fax: (866) 227- 1750
                               P.O. Box 25947   Email: c- Claim@AIG.com
                               Shawnee Mission, KS 66225



AIG

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: 01-233-98-96

Date of Discovery: ____________________ Estimated Amount of loss: ____________________

Cause of Loss:	Employee Dishonesty	_______	Computer Fraud	_______
	Funds Transfer	_______	Robbery/Burglary	_______
	ID Theft	_______	Forgery	_______
	Client Property	_______	In Transit	_______
	ERISA	_______	Credit Card Forgery	_______
	Other	_______	if Other, describe:	____________________

Send Notice Of Claims To:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602- 5246
Fax: (866) 227- 1750
Email: c- Claim@AIG.com

centralized Customer Link and Information Management

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

**INVESTMENT COMPANY BLANKET BOND
(EXCESS)**

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the "Insured")	Bond Number
	All Fidelity Funds	**87153323B**
	(as defined in the Primary Bond)	

Principal Office:
   c/o FMR LLC
   88 Black Falcon
   First Floor, East, Suite 167
   Mailzone V7E
   Boston, MA 02210

Mailing Address:
   Willis Towers Watson Northeast, Inc.
   75 Arlington Street, Floor 10
   Boston, MA 02116

Item 2. Bond Period: from 12:01 a.m. on July 1, 2023, to 12:01 a.m. on July 1, 2024, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$10,000,000	$30,000,000
B--ON PREMISES	$10,000,000	$30,000,000
C--INTRANSIT	$10,000,000	$30,000,000
D--FORGERY OR ALTERATION	$10,000,000	$30,000,000
E--SECURITIES	$10,000,000	$30,000,000
F--COUNTERFEIT CURRENCY	$10,000,000	$30,000,000
I--COMPUTER SYSTEMS	$10,000,000	$30,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$10,000,000	$30,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$10,000,000	$30,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4.

4(A) Primary Bond No. 1:
        Company: Berkshire Hathaway Specialty Insurance
        Bond Number: 47-EPF-315882-03
        Limit of Liability: $10,000,000

4(B) First Excess Bond:
        Company: Federal Insurance Company
        Bond Number: 82484869
        Limit of Liability: $10,000,000 excess of $10,000,000

4(C) Second Excess Bond:

Company:	National Union Fire Insurance Company of Pittsburgh, Pa.
Policy Number:	01-233-98-96
Limit of Liability:	$10,000,000 excess of $20,000,000

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: [signature]
Authorized Representative

By: Catherine Dalton
Authorized Representative

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

    a.   Any coverage exceptions specified by riders attached to this bond;

    b.   The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

    c.   The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.   CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B.   LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

   a. submit to examination by the Underwriter and subscribe to the same under oath, and

   b. produce for the Underwriter's examination all pertinent records, and

   c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
All Fidelity Funds		**87153323B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2023	**July 1, 2023 to July 1, 2024**	*Catherine Dalton*

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers reach $100 billion (the "Cap on Annual Liability"). If total **"insured losses"** of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for **"acts of terrorism."** However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for **"acts of terrorism"** is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, "Federal Share of Compensation" shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

Allied World Assurance Company, AG
Head Office: Park Tower 15th floor, Gubelstrasse 24, CH-6300 Zug
Switzerland
Branch Office: 27 Richmond Rd. Pembroke, HM 08, Bermuda
Allied World Assurance Company, AG is incorporated and
licensed in Switzerland.

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

POLICY: C014840/013
RENEWAL OF: C014840/012

DECLARATIONS

ITEM 1: COMPANY: All Fidelity Funds
ADDRESS: c/o FMR LLC
88 Black Falcon
First Floor, East Side, Suite 167,
Mailzone V7E
Boston, MA 02210

ITEM 2: POLICY PERIOD: From: July 1, 2023   To: July 1, 2024
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: USD 10,000,000
aggregate for all coverages combined (including Defense Costs)

EXCESS OF TOTAL
UNDERLYING LIMITS OF: USD 40,000,000

ITEM 4: FOLLOWED POLICY:
Issued By: Berkshire Hathaway Specialty Insurance Company
Policy No.: 47-EPF-315882-03
Limit of Liability: USD 10,000,000
Policy Period: July 1, 2023 to July 1, 2024
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 5: PENDING OR PRIOR
LITIGATION DATE: N/A

ITEM 6: PREMIUM: USD 41,300

ITEM 7: A. EXTENDED REPORTING
PERIOD PREMIUM: Per the Followed Policy.

B. EXTENDED REPORTING
PERIOD: Per the Followed Policy.

Allied World Assurance Company, AG
Head Office: Park Tower 15th floor, Gubelstrasse 24, CH-6300 Zug
Switzerland
Branch Office: 27 Richmond Rd. Pembroke, HM 08, Bermuda
Allied World Assurance Company, AG is incorporated and
licensed in Switzerland.

ITEM 8:   ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

A. <u>Claim-Related Notices</u>:
ALLIED WORLD ASSURANCE COMPANY, AG
ATTN: CLAIMS DEPARTMENT
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA
Via e-mail to: <u>AWAC.FinancialClaims@awac.com</u>

B. <u>All Other Notices</u>:
ALLIED WORLD ASSURANCE COMPANY, AG
ATTN: PROFESSIONAL LIABILITY UNDERWRITING
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA

ITEM 9:   ENDORSEMENT(S):

- APEX 0032 – Amend Choice of Law Clause
- APEX 0056 – Tie-In of Limits Endorsement
- APEX 0077 – Economic & Trade Sanctions Clause

BROKER: Willis (Bermuda) Limited

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by a duly authorized representative of the Insurer.



Authorized Representative

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

In consideration of premium paid, and in reliance upon all statements made in the application for this Policy and the Followed Policy, which shall be deemed to be attached to and made a part of this Policy, and subject to all terms, conditions and limitations set forth herein and therein, Allied World Assurance Company, AG (herein referred to as the "Insurer") agrees as follows:

I.   INSURING CLAUSE

The Insurer shall pay the Insured, as defined in the Followed Policy, for Loss by reason of depletion by payments of all applicable underlying limits by either the Underlying Insurers or the Insureds or any insurer of a difference-in-conditions policy that is excess of this Policy, subject to:

A.   the terms and conditions of the Followed Policy as in effect on the inception date of this Policy;

B.   the Limit of Liability as set forth in Item 3 of the Declarations; and

C.   the terms and conditions of, and the endorsements attached to, this Policy.

In no event shall this Policy provide coverage broader than that provided by the Followed Policy, unless such broader coverage is specifically agreed to in writing by the Insurer.

II.   TERMS AND CONDITIONS

A.   DEFINITIONS

Terms defined in the Followed Policy are used in this Policy with the meaning assigned to them in the Followed Policy, except as otherwise indicated herein.

"Underlying Insurers" means the insurer(s) that have issued the Underlying Policies.

"Underlying Policies" means the underlying policies that provide the Total Underlying Limits as set forth in Item 3 of the Declarations.

B. PUNITIVE DAMAGES COVERAGE

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy; provided, however, that if the Followed Policy coverage for punitive damages is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

C. LOSS PROVISIONS

1. This Policy shall follow the notice of claim provisions of the Followed Policy, except as stated otherwise herein.

2. Notice under this Policy shall be given to the Insurer at the address indicated in Item 8 of the Declarations.

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power to give and shall do nothing intentional that may prejudice the Insurer's position or potential rights of recovery. An Insured's failure to comply with the foregoing will not impair coverage for any other Insured.

4. The Insurer shall not be bound by the claim or loss decisions made by any other insurer. Only those settlements, stipulated judgments and Defense Costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as Loss under the terms of this Policy. The Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim that appears likely to involve this Policy.

D. FOLLOWING FORM

1. This Policy, except as stated otherwise herein, is subject to all terms, conditions, exclusions and limitations of the Followed Policy in all respects as in effect on the inception date of this Policy. The Insured shall furnish to the Insurer all proposed rewrites or changes by endorsement or otherwise to the Followed Policy as soon as practicable. If during the Policy Period any change is made to the terms, conditions, exclusions or limitations of the Followed Policy, the Insured shall provide the Insurer with the full particulars thereof. The Insured agrees that this Policy shall not be changed without the prior written consent of the Insurer.

2. In the event of the reduction of the limits of liability of the Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy(ies). In the event of the exhaustion of all of the limits of liability

of such Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, the remaining limits available under this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue for subsequent losses as primary insurance and any retention specified in the Followed Policy shall be imposed under this Policy.

3. The Insurer's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall this Policy drop down, for any reason including the existence of any State Amendatory or a sub-limit of liability in any Underlying Policy or the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer or the cancellation of any Underlying Policy.

The risk of uncollectability of any underlying insurance (in whole or in part) whether because of the financial impairment or insolvency of an Underlying Insurer, the cancellation of any Underlying Policy(ies), the application of any underlying sub-limit of liability or differing terms and conditions or for any other reason is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer. In the event a State Amendatory or a sub-limit of liability exists in any Underlying Policy, any payments of loss by an Underlying Insurer that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

E.   CANCELLATION OF UNDERLYING POLICY

The Insured shall give notice to the Insurer as soon as practicable of the cancellation of any Underlying Policy.

F.   ARBITRATION

Any and all disputes arising under or relating to this Policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined by an arbitration conducted in Hamilton, Bermuda or London, England or Toronto, Canada. The Insured shall have the right to reject the Insurer's choice of the arbitration venue prior to its commencement, in which case the Insured's choice of the arbitration venue shall control. The arbitration shall be conducted under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by an Arbitration Board composed of three arbitrators to be selected for each controversy as follows:

Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within

twenty (20) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within twenty (20) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of twenty (20) calendar days, apply to the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada for the appointment of the second arbitrator and in such a case the arbitrator appointed by any such court shall be deemed to have been nominated by the party who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within twenty (20) calendar days after the appointment of the second arbitrator choose a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed.

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing.

Any Insured who is a party to the arbitration has the right, in his or her sole and absolute discretion, to present testimony and to submit to questions during the proceedings by live video conference rather than appearing in person. An Insured may also direct any non-party witness testifying on his or her behalf to testify by live video conference. Such testimony shall otherwise in all respects conform with the evidentiary rules agreed to by the parties. The Insured shall exercise this right by providing the Insurer with written notice of such intent at least thirty (30) days prior to the commencement of the first arbitration hearing. Such notice must include the names of all individuals who will testify via video conference.

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto. The Board's decision shall include an express acceptance or rejection of each coverage position asserted by the Insurer during the arbitration. In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board.

Each party shall bear the expense of its own arbitrator and the Insureds shall bear the cost of utilizing a video conferencing system, if applicable. The remaining costs of the arbitration shall be borne equally by the parties to such arbitration. However, if the Board's decision rejects all of the coverage positions asserted by the Insurer during the arbitration, the Insurer shall promptly pay to or on behalf of the Insured all attorneys' fees, expert fees and all other costs and expenses incurred by the Insured in the arbitration. The Insurer's liability for such amounts shall be in addition to, and not part of, the applicable Limit of Liability of this Policy as stated in Item 3 of the Declarations.

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of

Bermuda or a comparable court in London, England or Toronto, Canada: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada and judgment may be entered pursuant to the terms of the award by leave from any such court.

No person or organization shall have any right under this Policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives.

The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits).

The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this Policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this Policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this Policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

G.   **CHOICE OF LAW**

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insured and the Insurer.



ENDORSEMENT NO:	**1**
This endorsement, effective:	July 1, 2023
forms a part of policy number:	C014840/013
Issued to:	All Fidelity Funds
by:	Allied World Assurance Company, AG

AMEND CHOICE OF LAW CLAUSE

It is understood and agreed that Clause II, TERMS AND CONDITIONS, is amended by deleting paragraph G., CHOICE OF LAW, in its entirety and replacing it with the following:.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



Authorized Representative



ENDORSEMENT NO: **2**
This endorsement, effective: July 1, 2023
forms a part of policy number: C014840/013
Issued to: All Fidelity Funds
by: Allied World Assurance Company, AG

TIE-IN OF LIMITS ENDORSEMENT

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this Policy and the Related Policy (as defined below) shall be USD 10,000,000. Therefore, this Policy's Limit of Liability shall be reduced in an amount equal to any payments made for any Claim or other matters under the Related Policy.

This endorsement does not serve to increase the Limit of Liability of this Policy or the Related Policy.

"Related Policy" means the following policy:

Policy Number: C014841/013
Insurer: Allied World Assurance Company, AG
Insured: All Fidelity Funds
Policy Period: July 1, 2023 to July 1, 2024

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



Authorized Representative



ENDORSEMENT NO: 3
This endorsement, effective: July 1, 2023
forms a part of policy number: C014840/013
Issued to: All Fidelity Funds
by: Allied World Assurance Company, AG

ECONOMIC AND TRADE SANCTIONS CLAUSE

In consideration of the payment of the premium, the parties understand and agree that the Policy is amended by adding the following condition:

ECONOMIC AND TRADE SANCTIONS

The Insurer shall not be deemed to provide cover nor be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer to any sanction, prohibition or restriction, including under United Nations resolutions, or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

_____
                    Authorized Representative




QBE Insurance Corporation
55 Water Street, New York, NY 10041

Home Office: co C/T Corporation System, 116 Pine Street, Suite 320, Harrisburg, PA 17101

EXCESS INSURANCE POLICY DECLARATIONS


THIS POLICY IS A CLAIMS MADE POLICY AND COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS. PLEASE READ THIS POLICY CAREFULLY.

Item 1:   Named Insured: All Fidelity Funds
              Mailing Address: C/O FMR LLC, 88 Black Falcon Ave, First Floor East Side, Suite 167, Mailzone V7E Boston, MA 02210

Item 2:   Policy Period
                 From: July 01, 2023   To: July 01, 2024
                 At 12:01 A.M. Standard Time at the mailing address stated in Item 1

Item 3:   Limit of Liability
                 A. $10,000,000   any one Claim
                 B. $10,000,000   in the aggregate

Item 4:   A.   Followed Policy
                 Insurer: Berkshire Hathaway Specialty Insurance Company
                 Policy Number: 47-EPF-315882-03
                 Limits of Liability: $10,000,000/$10,000,000
                 Policy Period: July 01, 2023 to July 01, 2024

                 B.   Underlying Insurance: See Schedule of Underlying Insurance

Item 5:   Premium and Applicable Charges
                 Premium: $39,000.00

Item 6:   A. Notice to Insurer of a Claim or circumstance: B. All Other Notices to Insurer:

                 QBE Insurance Corporation   QBE Insurance Corporation
                 Attn: The Claims Manager   Attn: Underwriting
                 55 Water Street   55 Water Street
                 New York, NY 10041   New York, NY 10041
                 1-877-772-6771   1-877-772-6771
                 professional.liability.claims@us.qbe.com   mlpladmin@us.qbe.com

In witness whereof, the Insurer has caused this Policy to be executed, but it shall not be valid unless also signed by a duly authorized representative of the Insurer.

Todd Jones   Mark Pasko
President   Secretary

QBEX-3001 (01-14)   Page **1** of **2**

QBE and the links logo are registered service marks of QBE Insurance Group Limited.

<u>June 28, 2023</u>
Date



EXCESS INSURANCE POLICY

I. INSURING CLAUSE

The Insurer shall provide insurance coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, including those involving policy termination, representations and severability, notice and extended reporting period, and in accordance with the terms and conditions set forth herein.

II. GENERAL CONDITIONS

The conditions set forth in this Section **II. GENERAL CONDITIONS** are in addition to those set forth in the **Followed Policy**, and are specific to the coverage provided by this Policy.

(a) Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The Insurer shall recognize monetary contribution by or on behalf of an Insured to such exhaustion of the limits of liability of the **Underlying Insurance**.

(b) The limits of liability set forth in Item 3 of the Declarations represent the maximum amount payable under this Policy during the Policy Period for any one Claim and in the aggregate.

(c) If the limits of liability of the **Underlying Insurance** are reduced, this Policy shall continue in force as excess insurance for the remaining amount of the limits of liability of the **Underlying Insurance.** If the limits of liability of the **Underlying Insurance** are exhausted, this Policy shall continue in force as primary insurance, subject to any applicable retention.

(d) The Policy does not provide excess insurance above any sub-limit of liability available under any **Underlying Insurance**, unless the Insurer has agreed to provide such excess coverage by separate endorsement to this Policy. However, where payment of amounts subject to a sublimit erode or reduce the limits of liability of the **Underlying Insurance**, this Policy shall recognize such erosion or reduction of the limits of liability of the **Underlying Insurance**.

(e) All notices to the Insurer shall be sent to the applicable address set forth in Item 6 of the Declarations.

(f) The Insurer may elect to effectively associate in the investigation, settlement or defense of any claim reasonably likely to be covered under this Policy.

(g) Any change in or modification to **Underlying Insurance** or this Policy or assignment of interest under this Policy must be agreed to in writing by Insurer, and in no event shall any such change, modification or assignment affect this Policy's excess position or attachment point.

III. EXCESS POLICY DEFINITIONS

Any term used in this Policy that is defined in the **Followed Policy** shall have the same meaning as assigned to such term in the **Followed Policy**.

(a) **Followed Policy** means the insurance policy set forth in Item 4A. of the Declarations.

(b) **Underlying Insurance** means the **Followed Policy** and any other insurance policies set forth in Item 4B. of the Declarations.

SCHEDULE OF UNDERLYING INSURANCE

1. Insurer: Federal Insurance Company
   Bond No.   82484869
   Bond Period: From: July 01, 2023   To: July 01, 2024
   Single Loss Limit of Liability: $10,000,000 excess of $10,000,000
   Aggregate Limit of Liability: $10,000,000 excess of $10,000,000

2. Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.
   Bond No.   01-233-98-96
   Bond Period: From: July 01, 2023   To: July 01, 2024
   Single Loss Limit of Liability: $10,000,000 excess of $20,000,000
   Aggregate Limit of Liability: $10,000,000 excess of $20,000,000

3. Insurer: ICI Mutual Insurance Company
   Bond No.   87153323B
   Bond Period: From: July 01, 2023   To: July 01, 2024
   Single Loss Limit of Liability: $10,000,000 excess of $30,000,000
   Aggregate Limit of Liability: $10,000,000 excess of $30,000,000

4. Insurer: Allied World Assurance Company, AG
   Bond No.   C014840/013
   Bond Period: From: July 01, 2023   To: July 01, 2024
   Single Loss Limit of Liability: $10,000,000 excess of $40,000,000
   Aggregate Limit of Liability: $10,000,000 excess of $40,000,000



THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN OF LIMITS ENDORSEMENT

Parent Company:	All Fidelity Funds
Policy Number:	130005116
Endorsement Number:	001
Effective Date of Endorsement:	July 01, 2023
Name of Insurer:	QBE Insurance Corporation

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

It is hereby agreed that notwithstanding any in this Policy to the contrary, in the event any Claim is covered, in whole or in part, by this Policy and the policy with policy #: 130005115 issued by QBE Insurance Corporation, the maximum Limit of Liability of the Insurer with respect to coverage for such Claim under both policies combined shall be the lesser of $10,000,000 or the total remaining aggregate limit of liability of both policies combined.

All other terms and conditions of this Policy remain unchanged.



Notice to Policyholders
U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

NO COVERAGE IS PROVIDED BY THIS POLICYHOLDER NOTICE NOR CAN IT BE CONSTRUED TO REPLACE ANY PROVISIONS OF YOUR POLICY. YOU SHOULD READ YOUR POLICY AND REVIEW YOUR DECLARATIONS PAGE FOR COMPLETE INFORMATION ON THE COVERAGES YOU ARE PROVIDED.

THIS NOTICE PROVIDES INFORMATION CONCERNING POSSIBLE IMPACT ON YOUR INSURANCE COVERAGE DUE TO DIRECTIVES ISSUED BY OFAC.

PLEASE READ THIS NOTICE CAREFULLY

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

> ➢ Foreign agents;
> ➢ Front organizations;
> ➢ Terrorists;
> ➢ Terrorist organizations; and
> ➢ Narcotics traffickers;

As "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.



PO Box 2950
Hartford, CT 06104-2950

September 27, 2023

All Fidelity Funds
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E
BOSTON, MA 02210

Re: Important Information about **Claims Information Line**

Dear All Fidelity Funds

Travelers Bond & Specialty Insurance is pleased to announce its **1-800-842-8496** Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

- The information that needs to be included with the claim notice
- The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
- Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured's rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
P.O. Box 2950
Hartford, Connecticut 06104-2950

(866) 904.8348



TRAVELERS

SelectOne+®

Excess Bond Coverage Declarations

POLICY NO. **106547262**

Travelers Casualty and Surety Company of America

Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1 THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:

NAMED INSURED:
All Fidelity Funds

Principal Address:
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E
BOSTON, MA 02210

(herein called Insured).

ITEM 2 EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

Inception Date: **July 01, 2023** Expiration Date: **July 01, 2024**
12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to **SECTION 5. EXCESS BOND COVERAGE PERIOD** of the ***TERMS, CONDITIONS AND LIMITATIONS*** of this Excess Bond Coverage.

ITEM 3 ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
One Tower Square, S202A
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4 LIMIT OF INSURANCE:

A. SINGLE LOSS LIMIT OF INSURANCE: $10,000,000

B. AGGREGATE LIMIT OF INSURANCE: Not Applicable

ITEM 5   SCHEDULE OF UNDERLYING INSURANCE:

	Bond or Policy Number	Bond or Policy Period	Single Loss Limit of Insurance	Aggregate Limit of Insurance	Single Loss Deductible
A. Issuer of Primary Bond or Policy					
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-03	07/01/2023 to 07/01/2024	$10,000,000	N/A	$400,000
B. Other Underlying Insurers					
ACE American Insurance Company	82484869	07/01/2023 to 07/01/2024	$10,000,000	N/A	N/A
National Union Fire Insurance Company of Pittsburgh, Pa	01-233-98-96	07/01/2023 to 07/01/2024	$10,000,000	N/A	N/A
ICI Mutual Insurance Company	87153323B	07/01/2023 to 07/01/2024	$10,000,000	N/A	N/A
Allied World Assurance Company (US) Inc.	C014840/013	07/01/2023 to 07/01/2024	$10,000,000	N/A	N/A
QBE Insurance Corporation	130005116	07/01/2023 to 07/01/2024	$10,000,000	N/A	N/A

C.   TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is **$60,000,000** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D.   TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is **Not Applicable** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

---

ITEM 6   SUBJECT TO THE DECLARATIONS, *INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS,* AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

Insurer's Name: **Berkshire Hathaway Specialty Insurance Company**
Bond or Policy Number: **47-EPF-315882-03**
Policy Period: From: **July 01, 2023**   To: **July 01, 2024**
Except as provided below:

None

ITEM 7	**PREVIOUS BONDS OR POLICIES:**

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 8	**FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:**

XSB-3001-0112; XSB-7009-0112

PRODUCER INFORMATION:
WTW NORTHEAST INC
75 ARLINGTON ST FL 10
BOSTON, MA 02116

_____
Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.

President   Corporate Secretary

INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

SECTION 1. UNDERLYING COVERAGE

A. The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in ITEM 5 A. and B. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the Declarations unless such written notice thereof is given by the Insured(s) to the Company, the Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.

D. Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the Company be liable to pay loss under this Excess Bond Coverage until the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

SECTION 2. LIMIT OF INSURANCE

A. Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

B. The Company's maximum liability for a Single Loss covered under this Excess Bond Coverage shall not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations. Also, the Company's maximum liability for all loss(es) in the aggregate covered under this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of Insurance stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the Company in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.

C. Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be liable to make payment for a Single Loss covered under this Excess Bond Coverage after the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5 D. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but not to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations, and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set forth in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of the Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

SECTION 3. JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4. NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

C. Legal proceedings against the Company shall be commenced within the time prescribed in the Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms, Conditions And Limitations of this Excess Bond Coverage.

D. Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5. EXCESS BOND COVERAGE PERIOD

A. The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.

B. The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond Coverage has been in force; the number of renewals of this Excess Bond Coverage by the Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6. SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7. CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A. after the receipt by the Insured of a written notice from the Company of its desire to cancel this Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,

B. immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or

C. immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

COMBINED AGGREGATE LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Excess Bond Coverage

It is agreed that:

1. The following replaces ITEM 4 (B) of the Declarations:

    ITEM 4.   **LIMIT OF INSURANCE**

                 B.   AGGREGATE LIMIT OF INSURANCE: $10,000,000

2. The following replaces the second sentence **SECTION 2. LIMIT OF INSURANCE**, **B.** of the *TERMS, CONDITIONS AND LIMITATIONS*:

    Also, the Company's maximum liability for the combined total of all loss(es) in the aggregate, covered under one or more Specified Bond or Policy scheduled below, will not exceed the amount of the Aggregate Limit of Insurance identified in ITEM 4 B. of the Declarations. The Aggregate Limit of Insurance shall be reduced, and may be exhausted, by payment of loss under any Specified Bond or Policy scheduled below. Defense Costs payable under any Specified Bond or Policy scheduled below shall be part of, and not in addition to, the Aggregate Limit of Insurance of the Excess Bond Coverage, and such Defense Costs shall reduce, and may exhaust, such Aggregate Limit of Insurance. If loss is covered under more than one Specified Bond or Policy scheduled below, the applicable Limit of Insurance under any Specified Bond or Policy scheduled below shall apply separately to each part of such loss, subject to the Aggregate Limit of Insurance of this Excess Bond Coverage.

    The Company's obligations for all losses covered under each Specified Bond or Policy scheduled below shall cease once the applicable Limit of Insurance under either:

    1.   Specified Bond or Policy scheduled below, or

    2.   the Aggregate Limit of Insurance identified in Item 4. of the Declarations,

    has been exhausted by payment of covered loss, whichever occurs first.

    The Limit of Insurance for the Discovery Period of a Specified Bond or Policy scheduled below, if exercised, shall be part of, and not in addition to, the applicable Specified Bond's or Policy's scheduled below Limit of Insurance and the Aggregate Limit of Insurance for the Excess Bond Coverage Period. The purchase of a Discovery Period shall not increase or reinstate the applicable Specified Bond's or Policy scheduled below Limit of Insurance or the Aggregate Limit of Insurance for the Excess Bond Coverage Period.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106547262**

Specified Bond or Policy

Policy Type	Policy Number	Policy Period
All Fidelity Funds D&O/E&O Policy	**106547114**	**07/01/2017 - 07/01/2018**

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.



CNA
125 Broad Street, 8th Floor, New York, NY 10004

October 17, 2023

Mary Coughlin
WILLIS TOWERS WATSON NORTHEAST, INC.
75 ARLINGTON ST FL 10

BOSTON, MA 02116-3936

Re: All Fidelity Funds
Mutual Fund Bond
Policy Number 287042220
Expiration Date: 07/01/2024

Dear Mary,

We are pleased to enclose Policy Number 287042220 for All Fidelity Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6310811703). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with All Fidelity Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Benjamin Edsall

Benjamin Edsall
Underwriting Consultant
(212) 440-7331
benjamin.edsall@cna.com



ACCOUNT NUMBER	40420
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	287042220

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**	**PRODUCER**
All Fidelity Funds C/O FMR LLC 88 Black Falcon, 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210	WILLIS TOWERS WATSON NORTHEAST, INC. 75 ARLINGTON ST FL 10 # BOSTON, MA 02116-3936
Attn:	Mary Coughlin

Item 2. Policy Period: 7/1/2023 To 7/1/2024

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. Limit of Liability

$10,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance:**
  A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-03	$10,000,000	$400,000

  B. **Underlying Excess Policies**:   *** SEE ATTACHED SCHEDULE ***

Item 5. Policy Premium $37,980

Item 6. Notices of Claims:

CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Email address: SpecialtyProNewLoss@cna.com
Fax Number: 866-773-7504

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street – 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:
  GSL-2035-XX   2010-06-01   Tie In Limits Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: Date: October 17, 2023

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
Federal Insurance Company	82484869	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	01-233-98-96	$10,000,000	$20,000,000
ICI Mutual Insurance Company	87153323B	$10,000,000	$30,000,000
Allied Word Assuance Company, AG	C014840/013	$10,000,000	$40,000,000
QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000



EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman   Secretary



TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that the aggregate Limit of Liability of this Policy shall be reduced by any amount paid by the Insurer or by any affiliate of the Insurer under Policy Number 287273571 with the policy period incepting on 7/1/2018 issued to or for the benefit of FMR LLC or any affiliate thereof. In the event that such Limit of Liability stated in the Declarations is exhausted by payment of loss under this Policy or Policy No. 287273571, any and all obligations of the Insurer under both Policies shall be deemed to be completely fulfilled and extinguished.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL2035XX (6-10)
Page 1
Continental Casualty Company
Insured Name: All Fidelity Funds

Policy No: 287042220
Endorsement No: 1
Effective Date: 07/01/2023

© CNA All Rights Reserved.

 **Starr Indemnity & Liability Company**

399 Park Avenue, 2nd Floor
New York, NY 10022

October 16, 2023

Mary Coughlin
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Boston, MA 02116

RE: All Fidelity Funds
         Policy Number: 1000059071231

Dear Mary:

Enclosed please find an electronic copy of the above captioned policy. Please let me know if you would like the hard copies, as well.

Thank you for your business, and please do not hesitate to contact me with any questions or concerns.

Sincerely,

Luke Iandoli

On behalf of – Stanford Faigin
Underwriting Manager – Financial Lines

Starr Indemnity & Liability Company
399 Park Avenue
8th Floor
New York, NY 10022

 **Starr Indemnity & Liability Company**

399 Park Avenue
New York, NY 10022
(646) 227-6377

STARR SECURE EXCESS LIABILITY
POLICY

POLICY NUMBER: 1000059071231
RENEWAL OF: 1000059071221

NOTICE: EXCEPT TO SUCH EXTENT AS MAY OTHERWISE BE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY MAY ONLY APPLY TO THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN.

NOTICE: THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED FOR DEFENSE COSTS. AMOUNTS INCURRED FOR DEFENSE COSTS SHALL BE APPLIED AGAINST THE RETENTION AMOUNT, IF ANY.

NOTICE: PLEASE READ THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

ITEM 1:   NAMED INSURED: All Fidelity Funds

          ADDRESS: c/o FMR LLC
                          88 Black Falcon Ave, First Floor, East Side, Suite 167, Mailzone V7E
                          Boston, MA 02210

ITEM 2:   POLICY PERIOD: From: July 1, 2023   To: July 1, 2024
                          (12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 3:   LIMIT OF LIABILITY: $10,000,000 excess of $80,000,000
                          aggregate for all coverages combined (including Defense Costs)

ITEM 4:   UNDERLYING COVERAGES, UNDERLYING POLICIES & UNDERLYING INSURERS:

          A. COVERAGE: Fidelity

Followed Policy:

Insurer	Policy Number	Limits	Policy Period
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-03	$10,000,000	July 1, 2023 to July 1, 2024

Excess Policy(ies):

Insurer	Policy Number	Limits	Policy Period
Federal Insurance Company	**82484869**	**$10,000,000 excess of $10,000,000**	**July 1, 2023 to July 1, 2024**
National Union Fire Insurance Company of Pittsburgh, PA	**01-233-98-96**	**$10,000,000 excess of $20,000,000**	**July 1, 2023 to July 1, 2024**
ICI Mutual Insurance Co. a RRG	**87153123D**	**$10,000,000 excess of $30,000,000**	**July 1, 2023 to July 1, 2024**
Allied World Assurance Company, Ltd	**C014840/013**	**$10,000,000 excess of $40,000,000**	**July 1, 2023 to July 1, 2024**
QBE Insurance Corp.	**130005116**	**$10,000,000 excess of $50,000,000**	**July 1, 2023 to July 1, 2024**
Travelers Casualty and Surety Company of America	**106547262**	**$10,000,000 excess of $60,000,000**	**July 1, 2023 to July 1, 2024**
Continental Casualty Company	**287273571**	**$10,000,000 excess of $70,000,000**	**July 1, 2023 to July 1, 2024**

ITEM 5:   PREMIUM $37,980

ITEM 6:   ADDRESS OF INSURER AND ITS AUTHORIZED AGENTS FOR NOTICES UNDER THIS POLICY

     A.   <u>**Claims-Related Notices**</u>

         STARR ADJUSTMENT SERVICES, INC.
         399 PARK AVENUE
         9TH FLOOR
         NEW YORK, NEW YORK 10022
         e-mail: StarrFLPLClaims@starrcompanies.com

     B.   <u>**All Other Notices to the Insurer:**</u>

         STARR INDEMNITY & LIABILITY COMPANY
         ATTN: FINANCIAL LINES DEPARTMENT
         399 PARK AVE. 8TH FLOOR
         NEW YORK, NY 10022

In Witness Whereof, the Insurer has caused this policy to be executed and attested, but this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

_____   _____
Steve Blakey, President   **Nehemiah E. Ginsburg, General Counsel**



_____
Authorized Representative

Starr Indemnity & Liability Company

STARR SECURE EXCESS LIABILITY
POLICY

In consideration of premium paid, Starr Indemnity & Liability Company (herein referred to as the "Insurer") and the Insureds agree as follows:

I.   INSURING CLAUSE

The Insurer shall pay the individuals and entities insured under the Followed Policy (also referred to herein as the "Insured") for loss after exhaustion by payments of all applicable underlying limits solely as a result of payment of losses covered thereunder, jointly or severally by: (i) the Underlying Insurers, as specified in Item 4 of the Declarations, and/or (ii) in place or on behalf of the Underlying Insurers, the Insureds and/or any other source, in accordance with the terms, conditions, limitations and other provisions of the Followed Policy; subject to:

A.   the Limit of Liability as stated in Item 3 of the Declarations; and

B.   all other terms and conditions of, and the endorsements attached to, this Policy.

Notwithstanding the above, this Policy shall not provide coverage broader than that provided by the Followed Policy listed in Item 4 of the Declarations.

In the event of the depletion of the limits of liability of the Underlying Policy(ies) as a result of payment of losses covered thereunder on the terms set forth herein, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy.

In the event of the exhaustion of all of the limits of liability of the Underlying Policy(ies), including satisfaction of any applicable retention or deductible, as a result of payment of losses covered thereunder, on the terms set forth herein and there are remaining limits of liability available under this Policy it shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this Policy, continue for subsequent losses as primary insurance and any applicable retention or deductible specified in the Followed Policy shall be imposed under this Policy.

The risk of uncollectability of the limits of liability of such Underlying Policy(ies) for any reason, including but not limited to by reason of financial impairment or insolvency of an Underlying Insurer, is expressly retained by the Insureds, and is not assumed by the Insurer or insured under this Policy.

II.   CLAIM & NOTICE PROVISIONS

1.   The Insurer shall have the same rights, privileges and protections as the Underlying Insurer of the Followed Policy, including but not limited, as to the Claim provisions of the Followed Policy.

2.   All notices required under the Followed Policy to the Underlying Insurer for that policy are required hereunder to be given to the Insurer or Insurer's authorized agent at the applicable address set forth in Item 6 of the Declarations.

III. REPRESENTATIONS AND WARRANTIES

It is a condition precedent to the Insurer's obligations under this Policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this Policy and the Followed Policy, shall be deemed attached to and made a part of this Policy. The Insurer has relied on all such materials, representations and information as being accurate and complete in issuing this Policy.

IV. CHANGES

The Insured agrees that, if after issuance of the Followed Policy, should any change to any Underlying Policy be made by rewrite, endorsement or otherwise, this Policy shall not follow form and provide coverage for such change without the written consent of the Insurer and payment of any required premium, if any, for such change.

V. SUBLIMITS

This Policy shall not follow form to any sub-limit in an Underlying Policy, unless such coverage is specifically endorsed upon this Policy. However, in the event a sub-limit of liability exists in an Underlying Policy and coverage for such is not provided under this Policy, any payments of loss that are subject to such a sub-limit shall be deemed to apply toward the erosion or exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

VI. CANCELLATION CLAUSE

This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

Endorsement No.:   1
This endorsement effective: July 1, 2023
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.:   1000059071231
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS POLICYHOLDER NOTICE

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Starr Indemnity & Liability Company
Attn: Financial Lines Department
399 Park Avenue
8th Floor
New York, NY 10022
Phone: 646.227.6377

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts

Division of Insurance

One South Station, 5ᵗʰ Floor

Boston, MA 02110-2208

Endorsement No.: 2
This endorsement effective: July 1, 2023
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.:   1000059071231
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

The application and any other materials submitted for this Policy and any Underlying Policy must be physically attached to the Policy in order to constitute a part of the Policy.

It is understood and agreed that Clause VI. CANCELLATION CLAUSE is deleted and replaced by the following:

VI. CANCELLATION AND NON-RENEWAL CLAUSE

1. The Insurer may only cancel this Policy for non-payment of premium. The Insurer shall mail or deliver written notice of cancellation to the Named Insured not less than ten (10) days prior to the effective date of cancellation. Notice of cancellation shall be delivered or mailed to the Named Insured, at the Named Insured's last known address, and the agent of record for the Named Insured, if applicable. No written notice of cancellation shall be deemed effective unless the Insurer obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the Named Insured as stated in the Policy. The affidavit of any officer, agent or employee of the Insurer, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the Named Insured, notice shall be given to the mortgagee or other person in the manner provided above.

2. If the Insurer decides not to renew this Policy the Insurer shall mail or deliver written notice to the Named Insured at least forty-five (45) days prior to the expiration of the Policy Period.

All other provisions remain unchanged.



_____   _____
                            Authorized Representative

                            July 1, 2023
_____
                            Date

SILC FL 028 XS (10/12)

Endorsement No.: 3
This endorsement effective: July 1, 2023
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071231
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

OFAC ENDORSEMENT

It is understood and agreed that the Policy is amended by adding the following:

OFAC COMPLIANCE

This policy shall not cover any loss in connection with any Claim in the event such coverage would not be in compliance with any United States of America economic or trade sanctions, laws or regulations, including but not limited to the U.S. Treasury Department's Office of Foreign Assets Control, or any similar foreign, federal, state or statutory law or common law.

All other terms and conditions of this Policy remain unchanged.



Authorized Representative

SILC FL 089 XS (10/12)

Endorsement No.: 4
This endorsement effective: July 1, 2023
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.:   1000059071231
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company


DELETE POLICY PROVISIONS AND
FOLLOW FOLLOWED POLICY


It is understood and agreed that this Policy is amended by deleting the following provision(s) therefrom and instead following form to any applicable provisions of the Followed Policy:

Deleted Provisions:

-   III. REPRESENTATIONS AND WARRANTIES

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



                                        Authorized Representative

SILC FL 085 XS (10/12)

Endorsement No.:   5
This endorsement effective: July 1, 2023
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.:   1000059071231
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

STATE AMENDATORY INCONSISTENCY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any other term or condition of this Policy, then where permitted by law, the Insurer shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the Insured.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



Authorized Representative

SILC FL 100 XS (10/12)

Endorsement No.: 6
This endorsement, effective: July 1, 2023
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071231
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

TIE-IN OF LIMITS ENDORSEMENT –
SPECIFIED OTHER POLICY(IES)

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this policy and the Listed Policy(ies) shall be $10,000,000.

This policy's Limit of Liability shall be reduced in an amount equal to any payment of loss made under the Listed Policy(ies). The limits of liability of the Listed Policy(ies) are part of, and not in addition to, this policy's Limit of Liability.

This endorsement shall not serve to increase the Limit of Liability of this policy or of any of the Listed Policy(ies).

Solely as used in this endorsement, "Listed Policy(ies)" shall mean the following policy(ies) issued by the Insurer:

Named Insured	Policy Number
All Fidelity Funds	1000059076231

"Listed Policy(ies)" shall also mean any policy issued by the Insurer: (i) that has been replaced by, or has preceded, any of the above policy(ies); or (ii) for which any of the above policy(ies) is a renewal.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



Authorized Representative

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE
COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that under the Terrorism Risk Insurance Act, as amended in 2015, the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0, and does not include any charges for the portion of losses covered by the United States government under the Act.

CVS FL 11440 (1/17)



POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX



IMPORTANT NOTICE FOR MASSACHUSETTS POLICYHOLDERS

If you need to contact someone about this Policy for any reason, please contact the Insurer at the address shown **in Item 6.B of the** Declarations or at:

AXIS

Legal Department

10000 Avalon Blvd., Suite 200

Alpharetta, Georgia 30009

Fax No.: (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts

Division of Insurance

1000 Washington St, Suite 810

Boston, MA 02118-6200


NAMED INSURED AND ADDRESS	All Fidelity Funds c/o FMR LLC, 88 Black Falcon Ave, 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210
BROKER OF RECORD	Willis Towers Watson Northeast, Inc. [Boston] 75 Arlington Street, Floor 10 Boston, MA 02116

DECLARATIONS

INSURER	AXIS Insurance Company (Admitted) 233 South Wacker Drive, Suite 3510 Chicago, IL 60606 (866) 259-5435 ***A Stock Insurer***
POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817
POLICY NUMBER	P-001-000158021-04 *Renewal of: P-001-000158021-03*
POLICY PERIOD	Effective Date: 07/01/2023 Expiration Date: 07/01/2024 *Both dates at 12:01 a.m. at the Named Insured′s address stated herein.*

TOTAL POLICY PREMIUM	$18,990.00
MINIMUM EARNED PREMIUM *(percentage of Total Policy Premium)*	N/A

SURCHARGE / TAX *(included in Total Policy Premium)*	N/A

POLICY LIMITS OF INSURANCE	
Single Loss Limit	$5,000,000 excess of $90,000,000
Aggregate Limit	$5,000,000 excess of $90,000,000



SCHEDULE OF UNDERLYING INSURANCE	

PRIMARY (FOLLOWED POLICY)	
Coverage Description	Financial Institution Bond (Form 14)
Insurer	Berkshire Hathaway Specialty Insurance Company
Policy Number	47-EPF-315882-03
Single Loss Limit of Insurance	$10,000,000
Aggregate Limit of Insurance	$10,000,000
Retention	$400,000

FIRST EXCESS	
Insurer	Federal Insurance Company
Policy Number	82484869
Single Loss Limit of Insurance	$10,000,000 excess of $10,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $10,000,000

SECOND EXCESS	
Insurer	National Union Fire Insurance Company of Pittsburgh, Pa.
Policy Number	01-233-98-96
Single Loss Limit of Insurance	$10,000,000 excess of $20,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $20,000,000

THIRD EXCESS	
Insurer	ICI Mutual Insurance Company, a Risk Retention Group
Policy Number	87153323B
Single Loss Limit of Insurance	$10,000,000 excess of $30,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $30,000,000

FOURTH EXCESS	
Insurer	Allied World Assurance Company, AG
Policy Number	C014840/013
Single Loss Limit of Insurance	$10,000,000 excess of $40,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $40,000,000


FIFTH EXCESS	
Insurer	QBE Insurance Corporation
Policy Number	130005116
Single Loss Limit of Insurance	$10,000,000 excess of $50,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $50,000,000

SIXTH EXCESS	
Insurer	Travelers Casualty and Surety Company of America
Policy Number	106547262
Single Loss Limit of Insurance	$10,000,000 excess of $60,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $60,000,000

SEVENTH EXCESS	
Insurer	Continental Casualty Company
Policy Number	287042220
Single Loss Limit of Insurance	$10,000,000 excess of $70,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $70,000,000

EIGHTH EXCESS	
Insurer	Starr Indemnity & Liability Company
Policy Number	1000059071231
Single Loss Limit of Insurance	$10,000,000 excess of $80,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $80,000,000

NOTICES TO INSURER	
Send Notice of Claims To:	*Send All Other Notices And Inquiries To:*
AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470 Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009 Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 746-9444




SCHEDULE OF FORMS & ENDORSEMENTS	
Policyholder Notices and Policy Forms	**Form Number and Edition Date**
Policyholder Notice - Economic And Trade Sanctions	AXIS 906 0316
Important Notice For Massachusetts Policyholders	AXIS MA901 0915
AXIS Excess Insurance Policy	AXIS 1010302 0817
Signature Page	AXIS 102AIC 0615
Endorsements	**Form Number and Edition Date**
1 TIE-IN OF LIMITS ENDORSEMENT	AXIS113 0815


In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Named Insured**, on behalf of all **Insureds**, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the **Underlying Insurance** in conformance with all provisions of the **Followed Policy**. Liability shall attach to the Insurer only after the full amount of the applicable **Underlying Limit**, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the **Underlying Insurance**, the **Insureds**, or others on behalf of the **Insureds**, in any combination, in accordance with the terms of the **Underlying Insurance**.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the **Followed Policy**.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A. Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the **Followed Policy**.

B. This Policy shall not apply to any coverage under the **Followed Policy** that is subject to a sublimit of insurance in any **Underlying Insurance**, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the **Underlying Limit** by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C. The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D. All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E. The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery; provided, however, the failure of an **Insured** to comply with such request shall not be imputed to any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.



SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Secretary

Andrew Weissert, Secretary

President

Carlton W. Maner, President


Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
1	12:01 a.m. on 07/01/2023	P-001-000158021-04	N/A

TIE-IN OF LIMITS ENDORSEMENT

It is agreed that this policy has been issued in conjunction with Axis Insurance Company Policy number P-001-000158031-04 (the "Other Policy") with the intention that this policy and the Other Policy will share a single aggregate limit of liability as respects any claims or amounts covered under this policy that are also covered under the Other Policy. Accordingly, any payments by the Insurer under this policy will reduce, and possibly exhaust, the limit of liability available under the Other Policy.

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy shall reduce and possibly exhaust the limit of liability available under this policy.

In all events, the Insurer's maximum limit of liability under this policy is not increased by operation of this endorsement. When the sum total of amounts paid under this policy and amounts paid under the Other Policy equals $5,000,000 which shall not be greater than the largest limit of liability of both policies subject to this Endorsement, then the Insurer's obligations under this policy and the Other Policy shall be completed fulfilled and extinguished.

All other provisions of the policy remain unchanged.

Disclosure Statement



It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER
WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

Disclosure Statement



NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

https://www.zurichna.com/producercompensation

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company

and its underwriting subsidiaries.

Important Notice – In Witness Clause



In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).

[]   [*Laura J. Harjancyk*]

President   *Corporate Secretary*

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America
Customer Inquiry Center
1299 Zurich Way
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours: 8am - 4pm [CT])
Email: info.source@zurichna.com



Insured Name: All Fidelity Funds
Policy Number: FIB 0456717-00
Effective Date: 07/01/2023

ZURICH

THIS DISCLOSURE IS ATTACHED TO AND MADE PART OF YOUR POLICY.

DISCLOSURE OF IMPORTANT INFORMATION RELATING TO TERRORISM RISK INSURANCE ACT

SCHEDULE*

Premium attributable to risk of loss from certified acts of terrorism for lines of insurance subject to TRIA:
1%

*Any information required to complete this Schedule, if not shown above, will be shown in the Declarations.

A. Disclosure of Premium

In accordance with the federal Terrorism Risk Insurance Act ("TRIA"), as amended, we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to the risk of loss from terrorist acts certified under that Act for lines subject to TRIA. That portion of premium attributable is shown in the Schedule above. The premium shown in the Schedule above is subject to adjustment upon premium audit, if applicable.

B. Disclosure of Federal Participation in Payment of Terrorism Losses

You should know that where coverage is provided by this policy for losses resulting from certified acts of terrorism, the United States Government may pay up to 80% of insured losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

C. Disclosure of $100 Billion Cap on All Insurer and Federal Obligations

If aggregate insured losses attributable to terrorist acts certified under TRIA exceed $100 billion in a calendar year (January 1 through December 31) and an insurer has met its deductible under the program, that insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of Treasury.

D. Availability

As required by TRIA, we have made available to you for lines subject to TRIA coverage for losses resulting from acts of terrorism certified under TRIA with terms, amounts and limitations that do not differ materially from those for losses arising from events other than acts of terrorism.

E. Definition of Act of Terrorism under TRIA

TRIA defines "act of terrorism" as any act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act ("TRIA"), to be an act of terrorism. The Terrorism Risk Insurance Act provides that the Secretary of Treasury shall certify an act of terrorism:

1. To be an act of terrorism;
2. To be a violent act or an act that is dangerous to human life, property or infrastructure;
3. To have resulted in damage within the United States, or outside of the United States in the case of an air carrier (as defined in section 40102 of Title 49, United States Code) or a United States flag vessel (or a vessel based principally in the United States, on which United States income tax is paid and whose insurance coverage is subject to regulation in the United States), or the premises of a United States mission; and
4. To have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

No act may be certified as an act of terrorism if the act is committed as part of the course of a war declared by Congress (except for workers' compensation) or if losses resulting from the act, in the aggregate for insurance subject to TRIA, do not exceed $5,000,000.

Zurich Excess Select Insurance Policy
Declarations



Insurance is provided by: ZURICH AMERICAN INSURANCE COMPANY
1299 Zurich Way
Schaumburg, Illinois 60196-1056
(The "Underwriter")

THIS POLICY FOLLOWS TO THE TERMS, CONDITIONS, AND LIMITATIONS OF THE FOLLOWED POLICY. COVERAGE IS LIMITED TO LOSS FROM CLAIMS AGAINST THE POLICYHOLDER DURING THE POLICY PERIOD OR ANY APPLICABLE EXTENDED REPORTING PERIOD, IF EXERCISED, AND REPORTED TO THE UNDERWRITER PURSUANT TO SUBSECTION III.A. THE LIMIT OF LIABILITY SHALL BE REDUCED BY AMOUNTS INCURRED AS DEFENSE COSTS AND/OR CLAIMS EXPENSES, IF APPLICABLE. PLEASE READ THIS POLICY CAREFULLY. DEFINED TERMS APPEAR IN BOLD AND HAVE THE MEANING SET FORTH IN THE DECLARATIONS.

Policy Number: FIB 0456717-00

Item 1.   **Policyholder** and Mailing Address: All Fidelity Funds
C/O FMR LLC, 88 Black Falcon Ave
1st FL, East Side Suite 167, Mailzone V7E
Boston, MA 02110

Item 2. Aggregate Limit of Liability: $5,000,000

Item 3. **Underlying Insurance:**

A.	Followed Policy	Policy Type	Policy Number	Limit of Liability	Attachment
	Berkshire Hathaway Specialty Insurance Company	Primary	47-EPF-315882-03	$10,000,000	$400,000

B.	Other Underlying Insurance	Policy Number	Limit of Liability	Attachment
	Federal Insurance Company	82484869	$10,000,000	$10,000,000
	National Union Fire Insurance Company of Pittsburgh, Pa.	01-233-98-96	$10,000,000	$20,000,000
	ICI Mutual Insurance	87153323B	$10,000,000	$30,000,000
	Allied World Assurance Company, AG	C014840/013	$10,000,000	$40,000,000
	QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
	Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000
	Continental Casualty Company	287042220	$10,000,000	$70,000,000
	Starr Indemnity & Liability Company	1000059071231	$10,000,000	$80,000,000

	AXIS Insurance Company	P-001-000158021-04	$5,000,000	$90,000,000

Item 4. **Policy Period**: From: 12:01 A.M. on 07/01/2023   To: 12:01 A.M. on 07/01/2024
Policy incepts and expires at the local time at the address shown in Item 1.

Item 5. Notice to Underwriter:

A.   Address for Notice of Claim or Potential Claim   B.   Address for All Other Notices:

Attn: Zurich North America-MSG
Claims
P.O. Box 968041
Schaumburg, IL 60196-8041
Fax: 866-255-2962
Email: msgclms@zurichna.com

Attn: Northeast, MASE & West Region
Underwriting
Regional Manager
4th World Trade Center
150 Greenwich Street
New York, NY 10007
Email: NEsubmissions@zurichna.com

Item 6. Policy Premium:

A.   Coverage Premium: $18,000

B.   Taxes/Surcharges/Assessments: N/A

C.   Terrorism Premium: 1%

D.   Total Premium: $18,000

Schedule of Taxes/Surcharges/Assessments

N/A

Item 7. Endorsements Effective at Inception: See Attached Schedule of Forms and Endorsements

Form and Endorsement Schedule



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 0456717-00	07/01/2023	07/01/2024	07/01/2023	----	----

Policyholder: All Fidelity Funds

This endorsement modifies insurance provided under the following:

Zurich Excess Select Insurance Policy

Form Name	Form Number	Edition Date	Endorsement No.
Disclosure Statement	U-GU-873-A CW	06/11	
Notice Of Disclosure For Agent & Broker Compensation	U-GU-874-B CW	02/23	
Important Notice – In Witness Clause	U-GU-319-F	01/09	
TRIA Disclosure	U-GU-630-E CW	01/20	
Zurich Excess Select Insurance Policy - Declarations	U-FLXS-D-100-B CW	03/19	
Zurich Excess Select Insurance Policy	U-FLXS-100-B CW	05/18	
Cap On Losses From Certified Acts Of Terrorism	U-GU-767-B CW	01/15	01
Tied-In Limits of Liability Endorsement (Absolute Limit, Multiple Policies for a Single Excess Program)	U-FLXS-254-C CW	01/22	02
Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	03

All other terms, conditions, provisions and exclusions of this policy remain the same.

Zurich Excess Select Insurance Policy



The Underwriter issues this policy in reliance upon the statements made in the application, warranty, if permitted, representations or statements made by the **Policyholder** to the Underwriter, in the application to the insurers of the **Underlying Insurance** and any binder of **Underlying Insurance**. All terms in bold below shall have the meaning provided in the Declarations. In consideration of payment of the premium and subject to the Declarations and the definitions, limitations, conditions, provisions and other terms of this policy and any endorsements hereto, the Underwriter and the **Policyholder** agree as follows:

I. INSURING CLAUSE – The Underwriter shall provide the **Policyholder** with insurance coverage during the **Policy Period** excess of the **Underlying Insurance**. The **Policyholder** may have the right to purchase an extended reporting period for purposes of reporting claims during the extended reporting period. Coverage under this policy shall attach only after:

    A. all the Limits of Liability of the **Underlying Insurance** have been exhausted solely as a result of the actual payment of covered loss(es); or

    B. the **Policyholder** and/or any other insurer(s), entity, or individual on behalf of the **Policyholder** has paid up to the full limits of liability for such loss, and satisfied any deductible(s) or retention amount(s) of the **Underlying Insurance** on behalf of the insurer(s) of any **Underlying Insurance**, including coverage provided pursuant to a difference in conditions policy.

Coverage under this policy shall then apply in conformance with and subject to the warranties, if permitted, limitations, conditions, provisions, and other terms of the **Followed Policy**, together with the warranties, if permitted, and limitations of any other **Underlying Insurance**. In no event shall coverage under this policy be broader than coverage under any **Underlying Insurance**. In the event of reduction or exhaustion of all the Limits of Liability of the **Underlying Insurance** solely as a result of the payment of covered loss(es), this policy shall: (1) in the event of reduction, pay excess of the reduced Limit(s) of Liability of the **Underlying Insurance**, or (2) in the event of exhaustion, continue in force as primary or governing insurance excess of the applicable deductible(s) or retention amount(s) in the **Followed Policy**, which deductible(s) or retention(s) shall be applied to any subsequent covered loss as specified in the **Followed Policy**.

II. LIMIT OF LIABILITY

The amount set forth in Item 2. of the Declarations shall be the Underwriter's maximum aggregate liability under this policy with respect to all claims. Defense costs and/or claims expenses, if applicable, are part of and not in addition to the Limit of Liability and the payment by the Underwriter of such defense costs and/or claims expenses, if applicable, reduce the Limit of Liability.

Any coverage under the **Followed Policy** that provides for a maximum Limit of Liability that is less than the Limit of Liability stated in Item 3. of the Declarations for such **Underlying Insurance** ("Sublimit of Liability") shall not be provided by this policy. Provided, however, any actual payment of covered loss(es) made under the **Followed Policy** or other **Underlying Insurance** on account of any claim, for which coverage is subject to a Sublimit of Liability, shall be recognized by the Underwriter as contributing to the reduction or exhaustion of the Limit(s) of Liability designated in Item 3. of the Declarations.

III. CONDITIONS

    A. Reporting and Notice – As a condition precedent to exercising any rights under this policy, the **Policyholder** shall give the Underwriter written notice of any claim or any potential claim under this policy or any **Underlying Insurance** in the same manner required by the terms and conditions of the **Followed Policy**. Notwithstanding the foregoing, notice to the insurer(s) of the **Followed Policy** or other **Underlying Insurance** does not constitute notice to the Underwriter. Written notice of any claim or potential claim shall be provided to the Underwriter at the address set forth in Item 5.A. of the Declarations.

    The Underwriter shall be given notice in writing to the address set forth in Item 5.B. of the Declarations as soon as practicable in the event of (1) termination of any **Underlying Insurance**, (2) any additional or return premiums

charged or allowed in connection with any **Underlying Insurance**, or (3) any change to any of the **Underlying Insurance**.

B. Alteration – No change in, modification of, or assignment of interest under this policy or **Underlying Insurance** shall be effective except when made by a written agreement or endorsement to this policy by an authorized representative of the Underwriter. To the extent such **Underlying Insurance** is modified or altered, the Underwriter shall not recognize any new or modified coverage to which it has not consented.

C. Maintenance of Underlying Insurance – As a condition precedent to coverage under this policy, the **Policyholder** agrees to maintain the **Underlying Insurance** during the **Policy Period** in full effect with solvent insurers. To the extent such **Underlying Insurance** is not maintained, then the **Policyholder** shall be deemed self-insured for the amount of the Limit(s) of Liability of any such **Underlying Insurance**.



CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

Insureds Name	Policy Number	Effective Date	Endorsement Number
All Fidelity Funds	FIB 0456717-00	07/01/2023	01

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies your insurance:

Zurich Excess Select Insurance Policy

A. Cap on Losses From Certified Terrorism Losses

"Certified act of terrorism" means an act that is certified by the Secretary of the Treasury, in accordance with provisions of the federal Terrorism Risk Insurance Act ("TRIA"), to be an act of terrorism. The Terrorism Risk Insurance Act provides that the Secretary of Treasury shall certify an act of terrorism:

1. To be an act of terrorism;

2. To be a violent act or an act that is dangerous to human life, property or infrastructure;

3. To have resulted in damage within the United States, or outside of the United States in the case of an air carrier (as defined in section 40102 of Title 49, United States Code) or a United States flag vessel (or a vessel based principally in the United States, on which United States income tax is paid and whose insurance coverage is subject to regulation in the United States), or the premises of a United States mission; and

4. To have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

No act may be certified as an act of terrorism if the act is committed as part of the course of a war declared by Congress (except for workers' compensation) or if losses resulting from the act, in the aggregate for insurance subject to TRIA, do not exceed $5,000,000.

If aggregate insured losses attributable to one or more "certified acts of terrorism" exceed $100 billion in a calendar year (January 1 through December 31) and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of Treasury.

B. Application of Other Exclusions

The terms and limitations of a terrorism exclusion or any other exclusion, or the inapplicability or omission of a terrorism exclusion or any other exclusion, do not serve to create coverage which would otherwise be excluded, limited or restricted under this policy.

Endorsement # 02

Tied-In Limits of Liability Endorsement
(Absolute Limit, Multiple Policies for a Single Excess Program)



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 0456717-00	07/01/2023	07/01/2024	07/01/2023	----	----

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Zurich Excess Select Insurance Policy

It is agreed that the following is added to the end of Section II. LIMIT OF LIABILITY:

The Insured(s) hereby acknowledges that this policy and other policies issued by the Underwriter and/or affiliated company(ies) shown in the SCHEDULE below are part of a single excess program with one Aggregate Limit of Liability. All payments made by the Underwriter and/or affiliated company(ies) for Loss (as defined in the **Followed Policy**) covered under any one or more policy(ies) shown in the SCHEDULE below shall erode the limit(s) of liability available under this policy, with all cumulative payments of covered loss not to exceed $5,000,000.

SCHEDULE

Underwriter/Insurer	Policyholder	Policy Number
Zurich American Insurance Company	All Fidelity Funds	EOC 0905341-00
<Insurer>	<Policyholder>	<Policy Number>
<Insurer>	<Policyholder>	<Policy Number>

All other terms and conditions of the Policy shall apply and remain unchanged.



SANCTIONS EXCLUSION ENDORSEMENT

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED